Exhibit 99.1

Dominion Diamond Corporation reports Fiscal 2015 Second Quarter Results

TORONTO, CANADA (September 3, 2014) – Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) reports that the Ekati Diamond Mine and the Diavik Diamond Mine performed exceptionally well in the second fiscal quarter of 2015 (May through July). Rough diamond production, sales and pricing have all exceeded plan. Unless otherwise indicated, all financial information is presented in U.S. dollars.

The Company recorded a second quarter consolidated net income attributable to shareholders of $26.6 million or $0.31 per share.

Robert Gannicott, Chairman and Chief Executive Officer stated: “It is a pleasure to be able to report another quarter that exceeds expectations. We have embedded improvements to diamond recovery, rough diamond marketing and cost control efficiencies to deliver a story that continues to improve.”

Diamond Market
The first six months of fiscal 2015 saw continuing growth in diamond jewellery sales in the United States and the mass market in China, which together account for over half of the world’s diamond jewellery sales, resulting in rough diamond prices rising approximately 8%.

Highlights
The Company continues to focus on delivering enhanced value from its world class diamond mines, the Ekati Diamond Mine (in which the Company owns an 80% interest) and the Diavik Diamond Mine (in which the Company owns a 40% interest).

  Carats recovered in the first six months of fiscal 2015 at the Ekati Diamond Mine were estimated to be 30% ahead of plan due to higher than expected grades coupled with operational improvements to the processing plant implemented by the Company over the last 10 months.

  Stripping at the Misery pipe pushback is proceeding according to plan. A total of $121 million of capital expenditure remains to be spent before the Misery Main pipe, at 4.0 carats per tonne and $105 per carat (as of January 31, 2014), comes into production in December, 2015.

  During the second quarter, the Company promoted the Misery South and Southwest satellite (“Misery Satellite”) pipes to inferred mineral resources. An updated Ekati Mine plan, including the inferred resource at Misery South and Southwest, was published on July 21, 2014.

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  On July 9, 2014, the Company entered into a share purchase agreement with C. Fipke Holdings Ltd. (FipkeCo) to acquire, subject to the rights of first refusal set out in the applicable joint venture agreements, FipkeCo’s 10% participating interests in the Core Zone and Buffer Zone of the Ekati Diamond Mine at a price equivalent to the price paid to BHP Billiton in 2013 for its interests. It is anticipated that completion of the transactions will occur in September, 2014.

  The Company intends to complete both the Developers Assessment Report (“DAR”) and the pre-feasibility study for the Jay project at the Ekati Diamond Mine by the end of November, 2014. The submission of the DAR report is the next important step in the Environmental Assessment process for the Jay project.

  During this fiscal year, the Company has expensed $15.5 million on the Jay Project which involves the development of the largest diamondiferous resource in North America. The open pit portion of the Jay Pipe has the potential to extend the operating life of the Ekati Diamond Mine by a further 10 years beyond the currently scheduled closure in 2019 with the potential for an underground mine beyond that.

  In June, the Company received the amended Ekati Water License for the Lynx pipe.

  The Company has received the final approvals to proceed with the development of the Pigeon pipe. The mining of kimberlite ore from the Pigeon pipe is expected to commence in fiscal 2016.

Financial Summary

  The Company has a strong balance sheet and is well-funded to achieve its growth objectives. As of July 31, 2014, the Company held total cash and cash equivalents of $384 million ($268 million of cash and $116 million of restricted cash).
Consolidated Financial Highlights
(in millions of US dollars except earnings per share	Three months	Three months	Six months	Six months
and where otherwise noted)	ended July 31,	ended July 31,	ended July 31,	ended July 31,
	2014	2013	2014	2013
Sales	277.3	261.8	452.8	370.6
Cost of Sales	221.2	231.1	358.9	312.6
Gross Margin	56.1	30.7	93.9	58.0
Gross Margin (%)	20.2%	11.7%	20.7%	15.7%
Selling general & administration	9.6	15.1	16.8	31.9
Operating profit from continuing operations	46.5	15.7	77.2	26.1
EBITDA from continuing operations	109.6	48.3	179.2	79.0
EBITDA Margin (%)	40%	18%	40%	21%
Earnings per share	0.31	(0.16)	0.48	(0.12)

Excluded from the Ekati sales recorded in the second quarter were carats produced and sold from the processing of material from the Misery Satellite pipes. During the second quarter, the Company sold an estimated 0.13 million carats of production from the Misery Satellite pipes for estimated proceeds of $10.6 million for an average price per carat of $79, which includes the incremental diamond recovery from processing improvements.

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For the six months ended July 31, 2014, the Company sold an estimated 0.23 million carats of production from the Misery Satellite pipes for estimated proceeds of $17.4 million for an average price per carat of $77, which includes the incremental diamond recovery from processing improvements.

The Company expects the Misery Satellite pipes to commence commercial production (for accounting purposes) on September 1, 2014.

Exploration expense of $6.8 million was incurred during the second quarter ($3.1 million in the comparable quarter of the prior year); all of which was incurred for work on the Jay pipe within the Buffer Zone at the Ekati Diamond Mine.

Cash Flow
Q2 Fiscal 2015
(in millions of US dollars except where otherwise noted)
Opening net cash at April 30, 2014	328.1
Cash flow from operations for the period	108.5
Capital expenditures for the period	(45.8)
Cash tax paid for the period	(6.9)
Net interest paid during the period	(0.2)
Other	0.3
Closing net cash at July 31, 2014	384.0

Cash Flow
H1 Fiscal 2015
(in millions of US dollars except where otherwise noted)
Opening net cash at January 31, 2014	338.4
Cash flow from operations for the period	157.3
Capital expenditures for the period	(101.8)
Cash tax paid for the period	(27.6)
Net interest paid during the period	(0.6)
Other	18.3
Closing net cash at July 31, 2014	384.0

Operational Summary

For the second consecutive quarter, diamond production at the Ekati Diamond Mine was substantially ahead of plan due to higher than expected grades coupled with operational improvements to the processing plant implemented by the Company over the last 10 months.

Ore processed at the Diavik Diamond Mine for the calendar quarter was 17% higher than compared to the same quarter of the prior year (29% ahead of plan for the three months ended July 31, 2014). This was predominately due to greater ore availability as a result of higher mining rates and improved equipment availability, equipment efficiencies and utilization of the processing plant.

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	Three months	Three months	Six months	April 10 to July
	ended July 31,	ended July 31,	ended July 31,	31,
Rough Diamond Production	2014	2013	2014	2013[1]
Ekati Diamond Mine (100%)
Tonnes processed (‘000’s)	1,061	1,105	2,022	1,311
Carats Recovered (‘000’s)	802	483	1,362	565
Grade (carats per tonne)	0.76	0.44	0.67	0.43

	Three months	Three months	Six months	Six months
	ended June 30,	ended June 30,	ended June 30,	ended June 30,
Diavik Diamond Mine (40%)[2]	2014	2013	2014	2013
Tonnes processed (’000’s)	247	211	482	412
Carats Recovered (‘000’s)	860	624	1,606	1,402
Grade (carats per tonne)[3]	3.47	2.82	3.20	3.24
[1]	Represents the period for the Ekati Diamond Mine from April 10, 2013 (the date of acquisition by the Company of its interest in the Ekati Diamond Mine) to July 31, 2013.

[2]

The Diavik Diamond Mine reports on a calendar quarter, whereas the Ekati Diamond Mine reports to the Company’s fiscal quarter. For the three months ended July 31, 2014, the Diavik Diamond Mine (on a 40% basis) produced 870,000 carats from the processing of 248,000 tonnes of ore. The last month of this production is not included in the Company’s second quarter financial results, as the Company reports Diavik results on a one-month lag.

[3]	Grade adjusted to exclude Coarse Ore Rejects (COR). COR is not included in the reserves and is therefore incremental production

Segmented Summary

	Three months	Three months	Six months	Six months
Ekati and Diavik Summary	ended July 31,	ended July 31,	ended July 31,	ended July 31,
(in millions of US dollars, except carats sold)	2014	2013	2014	2013[1]
Ekati Diamond Mine (100%)
Sales[2]	170.3	170.5	263.1	190.5
Carats sold (‘000’s)	552	589	811	601
Cash Cost of Production	77.2	94.3	167.1	111.5
Cost of Sales	142.5	162.8	223.9	182.4
Gross Margin	27.8	7.8	39.2	8.1
Gross Margin (%)	16.3%	4.6%	14.9%	4.2%
Operating Profit	26.9	7.1	36.8	6.9
Depreciation & amortization	35.4	10.5	55.6	10.5
EBITDA	62.3	17.6	92.4	17.4
EBITDA Margin (%)	37%	10%	35%	9%
Capital Expenditures	42.0	28.2	91.2	37.0
Diavik Diamond Mine (40%)
Sales	107.0	91.3	189.7	180.2
Carats sold (‘000’s)	959	703	1,541	1,486
Cash Cost of Production	37.1	38.9	76.3	81.8
Cost of Sales	78.8	68.3	135.0	130.2
Gross Margin	28.3	22.9	54.7	50.0
Gross Margin (%)	26.4%	25.1%	28.8%	27.7%

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Operating Profit	27.2	21.5	52.7	47.4
Depreciation & amortization	27.4	21.8	45.8	41.7
EBITDA	54.7	43.3	98.5	89.1
EBITDA Margin (%)	51%	47%	52%	49%
Capital Expenditures	3.8	5.6	10.6	16.5

[1]	Represents the period for the Ekati Diamond Mine from April 10, 2013 (the date of acquisition by the Company of its interest in the Ekati Diamond Mine) to July 31, 2013.

[2]

Excluded from the Ekati sales recorded in the second quarter were carats produced and sold from the processing of material from the Misery Satellite pipes. During the second quarter, the Company sold an estimated 0.13 million carats of production from the Misery Satellite pipes for estimated proceeds of $10.6 million for an average price per carat of $79, which includes the recovery of small diamonds. For the six months ended July 31, 2014, the Company sold an estimated 0.23 million carats of production from the Misery Satellite pipes for estimated proceeds of $17.4 million for an average price per carat of $77, which includes the incremental diamond recovery from processing improvements. The Company now expects the Misery Satellite pipes to commence commercial production (for accounting purposes) on September 1, 2014.

Diamond Sales
Three rough diamond sales were completed by the Company during the second quarter. The substantial increases in diamond production at both the Ekati and Diavik Diamond Mines during the second quarter of fiscal 2015, together with the decision to keep a consistent blend of Ekati and Diavik goods to supply customers under the new sales contracts (which commenced in August 2014), has resulted in an increase in the diamonds held in inventory at the end of the period.

At July 31, 2014, the Company held rough diamond inventory with an estimated market value of approximately $315 million of which approximately $195 million represented inventory available for sale, including $45 million of discretionary inventory with the balance being work in progress.

Diamond Inventory		July 31,	January 31,
(in millions of US dollars, except carats)		2014	2014
Ekati Diamond Mine (100%)	Carats (million)	0.9	0.5
	At Cost	150	130
	Estimated Market Value	250	140
Diavik Diamond Mine (40%)	Carats (million)	0.5	0.4
	At Cost	40	50
	Estimated Market Value	65	65
Consolidated Diamond Inventory	Estimated Market Value of
	Total Inventory[1]	315	205
[1]	Includes an estimated $45 million (at market value) of discretionary stock held back from sale at July 31, 2014.

Diamond Prices
July 2014 Average Price per Carat (in US dollars)
Diavik Ore Type		Ekati Ore Type[1]
A-154 South	$145	Koala	$395
A-154 North	$190	Koala North	$440
A-418	$105	Fox	$315
Coarse Ore Rejects	$50	Misery Satellite Pipes	$90

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		Coarse Ore Rejects	$65 – 120
Rough Diamond Prices January to July, 2014	+8%	Recovered Small Diamonds	$70 – 100
[1]

The Ekati prices do not reflect the increased recovery of small diamonds from the improvements in processing so as to be consistent with the Company's current reserve estimates. The rough diamond price of the additional recovered small diamonds at Ekati is estimated at between $70 and $100 per carat.

Had the Company sold only the last production shipped in the second quarter, the estimated price based on the prices achieved in the July 2014 sale, would have been:
Ekati Diamond Mine (100%)	approximately $281 per carat
Diavik Diamond Mine (40%)	approximately $131 per carat

Full Year Guidance		Depreciation &
(in millions of US dollars)[1]	Cash Costs[2]	Amortization	Cost of Sales	Capital Expenditures[2]
Ekati Diamond Mine (100%)	355	125	475	170
Diavik Diamond Mine (40%)	150	95	275	22
[1]	Assuming an average Canadian/US dollar exchange rate of $1.10.

[2]	The guidance on capital expenditures and cash costs of production for Diavik are for the calendar year ending December 31, 2014; all others are for the fiscal year ending January 31, 2015.

See “Caution Regarding Forward-Looking Information” in the Company’s Second Quarter Management’s Discussion and Analysis for additional information with respect to guidance on projected capital expenditure requirements and expected cost of sales, depreciation & amortization and cash operating costs for the Ekati Diamond Mine and Diavik Diamond Mine.

Non-IFRS Measures
The terms EBITDA, EBITDA margin and cash cost of production do not have standardized meanings according to International Financial Reporting Standards. See “Non-IFRS Measures” in the Company’s Second Quarter Management’s Discussion and Analysis for additional information.

Conference Call and Webcast
Beginning at 8:30AM (ET) on Thursday, September 4, the Company will host a conference call for analysts, investors and other interested parties. Listeners may access a live broadcast of the conference call on the Company's web site at www.ddcorp.ca or by dialing 877-415-3179 within North America or 857-244-7322 from international locations and entering passcode 71421503.

An online archive of the broadcast will be available by accessing the Company's web site at www.ddcorp.ca. A telephone replay of the call will be available one hour after the call through 11:00PM (ET), Thursday, September 18, 2014, by dialing 888-286-8010 within North America or 617-801-6888 from international locations and entering passcode 24190095.

**

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two major producing diamond mines. Both mines are located in the low political risk environment of the Northwest Territories in Canada.

The Company operates the Ekati Diamond Mine through its 80% ownership as well as a 58.8% ownership in the surrounding areas containing additional resources, and also owns 40% of the Diavik

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Diamond Mine. It supplies rough diamonds to the global market through its sorting and selling operations in Canada, Belgium and India and is the world’s third largest producer of rough diamonds by value.

For more information, please visit www.ddcorp.ca

Mr. Richard Chetwode, Vice President, Corporate Development – +44 (0) 7720-970-762 or rchetwode@ddcorp.ca

Ms. Kelley Stamm, Manager, Investor Relations – (416) 205-4380 or kstamm@ddcorp.ca

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